MANUAL OF CORPORATE POLICIES AND PRACTICES
Updated May 13, 2021

SEABRIDGE GOLD'S CODE OF BUSINESS ETHICS

FUNDAMENTAL PRINCIPLES

The following Fundamental Principles of appropriate business conduct have been established for all personnel working for or representing Seabridge Gold Inc. (the "Company" or "Seabridge"). They are applicable in all countries in which the Company operates.

A. Compliance with Laws

The Company will conduct its business in full compliance with all laws, regulations and other legal requirements applicable wherever the Company is carrying on business. No personnel shall directly or indirectly give, offer or agree to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a foreign public official in contravention of the Corruption of Foreign Public Officials Act.

B. Conflict of Interest

Personnel must ensure that no conflict exists between their personal interest and those of the Company. Personnel should also avoid placing themselves in positions that may be perceived as conflicts.

C. Fiscal Integrity and Responsibility

While all personnel have a responsibility to protect the Company's assets, the Management of the Company is specifically responsible for establishing and maintaining appropriate internal controls to safeguard Company assets against loss from unauthorized or improper use or disposition.

D. Health, Safety and Environment

The Company is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.

The Company's operations are to be conducted in a manner that protects the health and safety of our personnel and all people in the communities where the Company operates.

E.  Employment Practices

The Company is committed to a workplace environment where personnel are treated with dignity, fairness and respect. All personnel have the right to work in an atmosphere that provides equal employment opportunities and is free of discriminatory practices and illegal harassment.

F. Confidential Information

In the course of employment, personnel may have access to information that is non-public, confidential, privileged, or of value to competitors of the Company or that may be damaging to the Company if improperly disclosed. Personnel may also have access to the confidential information of companies with which the Company does business.

Personnel must protect the confidentiality of information concerning the Company and its business activities as well as that of companies having business dealings with the Company. Personnel who leave the Company have an ongoing obligation to keep such information confidential.

SEABRIDGE GOLD'S CODE OF BUSINESS ETHICS

GUIDELINES FOR DIRECTORS AND OFFICERS

Directors and Officers have a duty to manage or supervise the management of the business and affairs of the Company. In carrying out this duty, the Company expects Directors and Officers to act honestly and in good faith with a view to the best interests of the Company. To this end, the Board of Directors has adopted the following principles for business conduct and ethical behaviour.

A. Compliance with Law

Directors and Officers shall conduct their business and affairs in full compliance with applicable laws, rules and regulations and shall encourage and promote such behaviour for themselves and other employees.

B. Conflicts of Interest

The Directors shall conduct their business and affairs in a manner that ensures their private or personal interests do not interfere or appear to interfere with the interests of the Company, including conflicts relative to personal, financial or other gain. Should conflicts arise, or be perceived to arise, Directors and Officers shall immediately make full disclosure in an appropriate manner to the Board of Directors.

C. Fair Dealing

The Company adheres to a policy of Fair Dealing in all its undertakings. Directors and Officers shall endeavour to deal fairly with the Company's customers, suppliers, competitors and employees. Taking unfair advantage through manipulation, concealment, abuse or privilege, misrepresentation and other unfair dealing practices is unacceptable.

D. Confidentiality

Directors and Officers shall maintain the confidentiality of information entrusted to them except in circumstances where disclosure is authorized or mandated by law or requirement of securities regulatory authorities or stock exchange. Confidential information shall not be used for personal gain.

E. Protection and Proper Use of Common Assets

Directors and Officers shall ensure that the Company's assets are protected and properly and efficiently used for legitimate business purposes.

F. Corporate Opportunities

Directors owe duty to advance the Company's legitimate interests whenever an opportunity arises and are prohibited from:

a) Taking personal advantage of opportunities discovered through the use of corporate assets, property, information or their position;

b) Using or deploying corporate assets, property, information or their position for personal gain; and

c) Competing with the Company.

G. Provision of Services

Directors may from time to time be asked to provide professional services to the Company above and beyond their duties as Directors, relating to their areas of professional competence. In such cases, management shall: (a) define the services to be provided in writing, the competencies involved and the qualifications of the Director whose services may be engaged; (b) obtain at least two quotes for the provision of the required services by fully qualified, third party providers; (c) bring the proposed contract and competing bids before the Board of Directors for discussion and decision without the participation of the conflicted Director.

H. Incident Reporting

Directors and Executive Officers are encouraged to promote ethical behaviour in all things they do and to ensure a healthy, ethical workplace. The Company's Directors, Officers, and leaders are expected to talk with employees about ethical behaviours and to provide guidance on their ethical concerns including advising employees on appropriate actions to be taken or behaviours to be followed. Violations of laws, rules, regulations or this Code of Business Conduct are to be reported to the Board of Directors, in accordance with the Company's Whistleblower Policy.

The Directors, on behalf of the Company, will not allow any retaliation by Officers in respect of reports made in good faith by any employee.

I. Waivers

Directors and Officers who are aware of conduct or actions which have failed to meet, or could reasonably be expected not to meet, the principles and standards set out in this Code of Business Conduct must report such failure or anticipated failure immediately to the Board of Directors. Where appropriate, such report shall contain a request for a waiver for such conduct if it has not yet occurred to be filed with the Board of Directors for review. The Board of Directors shall examine the circumstances related to the failure or requested waiver for anticipated failure and make an appropriate determination. Any determination of the Board of Directors that non-compliance with the Code of Business Conduct has occurred or that a waiver for non-compliance is to be granted to a Director or Officer shall be reported promptly to the shareholders by posting on the Company's website.

J. Annual Review

Annually, the Company expects each Director to review this Code of Business Ethics and to satisfy themselves that they have adhered to the stated principles and standards, or if they have failed to do so, to ensure such non-compliance has been reported to the Board of Directors. A status report on compliance with the Code will be included in the Company's Annual Information Circular.

COMMUNICATIONS AND DISCLOSURE POLICY

1. Background

  Seabridge is committed to making full and timely disclosure of all material information related to the Company and its operations and to complying with all aspects of the law in this respect.

  The Ontario Securities Act ["Act"] created potential liability for a broad group of persons, including its Directors, Officers, Insiders, and influential persons and Seabridge is a "reporting issuer" under the Act.

  Seabridge and its Directors, Officers, Insiders, and influential persons are potentially liable to personal liability for misrepresentations in corporate communications, including oral public statements, and for failure to make timely disclosure of material facts and changes thereto.

  Investors have the right to sue a reporting issuer and its Directors, Officers, influential persons, and experts for damages if they buy or sell shares in a company while there is an uncorrected misrepresentation or during the period when the issuer has failed to make timely disclosure of a material change.

  Seabridge has approved this Communications and Disclosure Policy to help ensure that its commitment to full and timely disclosure is maintained at all times.

2. Purpose of the Communications and Disclosure Policy

The purpose of the Company's Communications Policy is to ensure that:

(a) The Board is made aware of changes in the Company's affairs in a timely manner;

(b) A proper assessment is made of information to determine if it may be material information;

(c) Information is properly reviewed and approved before being disclosed;

(d) The Company complies with its continuous disclosure obligations;

(e) Disclosure of material information, and any corrections to previously disclosed information, is made in a timely manner;

(f) The Company avoids selective disclosure of Company information;

(g) The communications process between the Company and its external stakeholders is controlled;

(h) Blackout periods for Directors, Officers, and Insiders are appropriately determined, communicated and enforced until appropriate disclosures are made; and

(i) The system is monitored for its effectiveness.

3. Disclosure of Material Information

3. 1 Determination of Whether Information is Material

 Information about the Company is considered to be material if it has a significant effect or would reasonably be expected to have a significant effect on the market price of the Company's securities. The determination of whether information is material is subjective. The list of events set forth in Appendix A, although not exhaustive, should be considered in making a determination as to whether information is material.

3.2 Method and Content of Disclosure of Material Information

 The Company shall disclose all material information to external stakeholders as soon as practicable after the event giving rise to the material information has occurred. All material information shall be disclosed via news release, using a news service approved by the Toronto Stock Exchange and the New York Stock Exchange. The material information shall also be posted on the Company's website.

 The news release shall include sufficient information to enable external stakeholders to understand the nature and timing of the event giving rise to the material information as well as to allow such stakeholders to make an informed assessment of the effect of the material information on the market price of the Company's securities.

3.3 Responsibility for Disclosure of Material Information (Disclosure Committee)

 The Company shall constitute a Disclosure Committee which shall have primary responsibility for the disclosure of material information. Unless subsequently amended by the Board, membership of this committee shall comprise of the Chief Executive Officer (CEO) and one other Director to be designated by the Board. These individuals have been designated to serve on this committee by virtue of their positions within the Company:

 (a) They are completely familiar with the operations of the Company;

 (b) They are continuously up to date on pending material developments within the Company; and

 (c) They have sufficient understanding of the disclosure rules to enable them to determine whether information is material and hence requires disclosure.

 From time to time, the committee may designate other Directors or Officers of the company to be responsible for specific disclosures or to sit on the Disclosure Committee.

3.4 Disclosure Guidelines

  The CEO and the CFO will report at each Board meeting as to whether they have knowledge of any material facts that should be disclosed.

  The CEO will discuss, in a timely manner, all matters that he believes are likely to be material facts with a member of the Board who has relevant experience.

  The Disclosure Policy will be kept current and posted on the Company's website.

  The Policy will be subject to a review by the Disclosure Committee for its effectiveness on an annual basis and this review will be discussed with the Board.

  The CEO will, on an annual basis, remind all employees of the existence of, and the need to comply with, the Disclosure Policy.

  The Disclosure Committee will be responsible for determining blackout periods when Insiders will not be allowed to trade in the Company's shares, and for giving proper notification of the commencement and close of the blackout periods to all Insiders.

  All news releases (and other disclosure not normally approved by Board resolution) will be reviewed with at least one independent member of the Board with relevant experience before issuance. In the case of a technical news release, the relevant Qualified Person(s) will also review the news release for accuracy and completeness and provide consent to being named.

  All presentations to analysts, shareholders and potential shareholders concerning the Company will use up-to-date content and will be posted in a timely manner on the Company's website.  The CEO will keep a log of all such presentations recording the audience, the date and nature and content of the presentation. The Chairman will review this log on a regular basis.

  In all outside presentations, forward looking information will be properly identified and appropriate cautionary statements on such content will be made.

4. Authorized Spokespersons

The CEO is the only individual authorized to communicate with analysts, shareholders and other stakeholders regarding the material disclosed by the Company. By establishing this restriction, the Company ensures that:

(a) A consistent message is delivered to external stakeholders regarding Company matters;

(b) Only information authorized to be disclosed to external stakeholders is disclosed; and

(c) Selective disclosure of material information is avoided.

In certain circumstances, the CEO may, on a case-by-case basis, delegate his responsibility for external communication to other suitably qualified individuals within the Company. However, without such explicit delegation, external communication is restricted to the CEO.

Where a news release contains information based on the Company's financial statements prior to the release of such statements, such news release should first be reviewed by the audit committee.

5. Selective Disclosure

Selective disclosure of Company information is prohibited except where such disclosure is in the "necessary course of business" (see National Policy 51-201 - Disclosure Standards). It is for this reason that communications with external stakeholders are restricted to a limited number of individuals within the Company, as outlined in section 3.3 of this National Policy.

In the event of inadvertent disclosure of material information to an external stakeholder, the Company shall, as soon as practicable after the disclosure, issue a news release to inform all external stakeholders of the material information.

6. Maintaining Confidentiality

The Company shall provide to all employees on-going education on the importance of maintaining the confidentiality of Company information and on the protocol to be followed in the event that they are asked (whether orally, in writing or electronically) by external stakeholders or others to comment on the Company's material or confidential information.

7. Electronic Communications

The CEO shall have responsibility for ensuring that the Company's financial and shareholder reports filed on the Company website are accurate and up-to-date and that they are maintained in a separate, easily accessed area of the website.

The Company's website shall be reserved for information published by the Company and shall not publish, or provide links to, news, opinion or views from the media or outside analysts.

It is strongly recommended that Directors, Officers, and employees refrain from participating in discussions about the Company on electronic chat sites or news groups except to post Company news releases. Chat sites or news groups may be the genesis for rumors about the Company. The Company, its Directors, Officers, and employees shall not respond to such rumors on the chat sites or news groups but shall follow the procedure set out below.

8. Rumors

If a rumor (whether from a chat site, news group or other, non-electronic source) is circulating about the Company and the Company is concerned that it may have a material impact on the market price of the Company's shares, then:

(a) The CEO shall contact the Investment Industry Regulatory Organization of Canada (IIROC) to advise it of the situation; and

(b) The Company shall consider the advisability of issuing a clarifying news release to quell the rumor, in accordance with the provisions of section 3 of this Policy.

INSIDER TRADING POLICY

Directors, Officers, and senior managers ("Insiders") are from time to time in possession of information which may constitute an undisclosed material fact. This policy is designed to ensure that Insiders do not use such undisclosed material facts to trade in the Company's securities.

List of Insiders

The Company will maintain a list of individuals including Directors, Officers, senior managers, and advisors who will be governed by the Insider Trading Policy ("Designated Insiders").

Prior Clearance

The Board of Directors has mandated the Disclosure Committee to monitor and enforce the Insider Trading Policy. Designated Insiders must obtain prior approval from the Disclosure Committee (or its designee) prior to buying or selling any of the Company's securities including the exercise of options. The Disclosure Committee may refuse permission to trade if, in its sole judgment, there are undisclosed material facts (see the Disclosure Policy for a definition) or other potentially sensitive undisclosed developments within the Company. The Disclosure Committee is not required to provide an explanation for its decisions.

No-Trade Periods

The Disclosure Committee will from time to time advise Designated Insiders that they may not trade in the Company's securities during a specific time period, with or without explanation. These No-Trade Periods or Blackouts will include the five trading days immediately preceding and two trading days immediately following the issuance of financial statements as well as periods during which the Company is involved in sensitive negotiations to conclude such matters as financings as well as acquisitions or divestitures of a material nature. All such developments which could constitute undisclosed material facts must be reported to the Disclosure Committee to determine if a No-Trade Period is appropriate.

POLICY ON RECOUPMENT OF INCENTIVE COMPENSATION

This Policy (Claw-back Policy) authorizes the Board of Directors (Board) of the Corporation, acting upon the recommendation of the Compensation Committee (Committee) delegated to act hereunder, to recoup from the Corporation's executive officers (including former executive officers) (executives) any amount determined by the Committee to have been made to an executive under his or her compensation arrangements, including cash bonuses, stock options, restricted share units or other equity based awards (Incentive Compensation), upon the occurrence of the following circumstances:

(a) the Incentive Compensation received by the executive was based on, or contingent on, (i) reported financial results of the Corporation subsequently made subject to restatement or (ii) reported reserves or resources subsequently deemed to be overstated and requiring a material reduction;

(b) an event which in (a) resulted from the executive having been grossly negligent, or engaging in intentional or fraudulent acts materially contributing to the restatement of the financial results or reduction in the reserves or resources; and

(c) the Incentive Compensation payment received by him or her would have been lower had the financial results or the reserves and resources been accurately reported.

In determining the amount of the difference between the Incentive Compensation received and the amount determined to be recouped based upon the recalculation under this Policy, the Committee shall take into consideration in good faith an estimate of the value of any tax deduction available to the executive or other available tax efficiencies resulting from recoupment which would make a fair and equitable recovery on behalf of the Corporation.

Before the Board determines to seek recovery pursuant to this Policy, it shall provide to the affected executive written notice and the opportunity to be heard, at a meeting of the Board (which may be in-person or telephonic, as determined by the Board).

If the Board determines to seek a recovery pursuant to this Policy, it shall make a written demand for repayment from the executive or, if the executive does not within a reasonable period tender repayment in response to such demand, and the Board of determines that he or she is unlikely to do so, the Board may seek a court order for such repayment.

This Policy shall be reviewed annually by the Committee which shall recommend to the Board such amendments the Committee determines are required or appropriate.

COMMUNITY SPONSORSHIP AND DONATION POLICY

Seabridge through its various Projects including KSM and Courageous Lake are committed to being a valued partner in the communities in which we operate. We therefore support economic, social and environmental initiatives undertaken by local communities, community groups, Treaty Nations and First Nations.

Community Sponsorship and Donation Funding

The objective of our community sponsorship and donation funding is to enhance the well-being of the communities in which we operate. Our priorities for donations are programs, projects and events which improve education, health and recreation.

Eligibility Requirements

Preference will be given to local community organizations, activities, initiatives or projects which can demonstrate that they have significant community support, clearly defined benefits to one or more communities and sustainable funding. Seabridge has a limited budget for sponsorship and support; funding is not open-ended. Donations are monitored to ensure effectiveness.

Requests for funding will be evaluated using the following criteria:

How accessible is the event/project to individuals in the region?
Does the project/event deliver or support more than one community?
Does the project/event generate sustainable benefits within the community?
Does the event/project promote the acceptance of mining in the community or help to develop skills or expertise in the community that could be needed by the Company?
Does the project/event provide Seabridge an opportunity for positive public awareness and exposure?
Would this donation violate any of the constraints outlined in Seabridge's Community Sponsorship and Donation Policy?

The following will not be considered for funding:

  Organizational operating expenses - including salaries, utilities and overhead costs
  Religious or sectarian organizations (except where they provide non-denominational community and social support services)
  Political organizations, political events and candidates for elected office (except as determined in the discretion of the CEO to be in the best interests of the Company
  For-profit organizations
  Endowments or debt reduction campaigns
  Events and activities that take place outside of the region in which the Company operates a project
  Retroactive requests
  Donations benefiting an individual person rather than an organization other than academic or training scholarships or similar benefits granted at arm's length determined by the CEO to be in the best interest of the Company.

Funding Requests

The following information is to be included with any request for a donation:

  A short summary of the project: where and when it will take place, if it is a one-time event or ongoing initiative, who will be involved, other community support and sponsorship for the program, who will benefit (what are the specific benefits to the community); and,

  Opportunities for recognition of Seabridge's contribution: public awareness, media interest, logo on print materials or in advertising, etc.

  Letters requesting funding or donations should be directed to Seabridge's local offices situated in Smithers, BC and Yellowknife, NT.

WORKPLACE EMPLOYMENT POLICY

The fundamental principle of the Company's Employment Policy is that all employment decisions should be made on the basis of merit.

The Company strives to foster an open and inclusive workplace and strongly supports the principle that all employees should have equal opportunity to participate in the Company and achieve their full potential. The Company is dedicated to a diverse workforce and work environment where every employee is treated fairly, respected and has the opportunity to contribute to the success of the business.

To deliver value to its shareholders, the Company is committed to fostering a workplace which is open to a broad range of ideas and approaches. We are therefore committed to encouraging and harnessing the unique contributions of our employees which arise from their differing backgrounds and experiences. We strive to provide opportunities for people who have talent, passion and integrity and the desire to work within an organization that values and supports them.

At Seabridge, all employees and applicants are evaluated according to their job-related skills, qualifications, abilities and aptitudes. In accordance with the provisions of the Canadian Human Rights Act, employment decisions based on attributes other than a person's qualifications to perform a job, including race, national or ethnic origin, colour, religion, age, sex, sexual orientation, gender identity or expression, marital status, family status, genetic characteristics, disability and conviction for an offence for which a pardon has been granted or in respect of which a record suspension has been ordered, are prohibited.

The Company will apply employment in the workplace policies which conform to the Company's published Diversity Policy and the removal of barriers which may inhibit recruitment and retention of employees.  Accordingly, the Company has committed to include the principles of diversity in recruiting and retaining employees on the basis of gender, visible minorities, sexual orientation, gender identification, people with disabilities and age.

Recruitment and Selection

Seabridge's recruitment and selections principles are designed to:

  Choose the best people for the right positions;

  Ensure that the Company is resourced with people who think for themselves and have the potential to embrace challenge, become future leaders and go beyond the limits they thought were achievable;

  Comply with all applicable laws and regulations.

POLICY STATEMENT ON DIVERSITY

(MAY 7, 2019 revised APRIL 28, 2021)

The Company is of the view that the board of directors' (Board) membership and the employment of executive management (Management) should be based on merit and remains committed to selecting the best qualified persons to the Board and Management. To be effective, members of the Board and Management must possess the qualities, skills and experience required to fulfil our obligations to all stakeholders. The Company believes that diversity is an important factor to ensure our directors, executives and workforce include persons with the range of perspectives, experience and expertise we require and has identified diversity as one of several factors to be considered in nominating or appointing directors to the Board and engaging and promoting executives in Management.

For the purposes of Board and Management composition, "diversity" includes gender, visible minorities, indigenous peoples, sexual orientation, gender identification, people with disabilities, and age. The Board recognizes that diversity combined with experience and perspective can contribute to insights and sensitivities useful to the Board's deliberations and to the management of our operations in order to meet the challenges and achieve success for the Company and all of its stakeholders. In addition, an appropriately diverse Board and Management will include persons who collectively have the broad range of specific skills, industry and professional experience required for the Board and Management to meet their varied responsibilities in the overall direction of the Company.

Board appointments and Management employment and promotion will be made based on the abilities, skills and experience the Company requires from time to time, recognizing that more diversity of Board and Management composition is intended to create a more effective Board, Management and workplace.  The Company believes that the promotion of diversity will be enhanced by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic or a specific goal except for gender representation on the Board.  Management and aspires to achieve a goal by 2025 of 30% women directors on the Board and women executives in Management, respectively.

TERMS OF THIS POLICY

Responsibilities of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (Committee) reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. The Committee also oversees the conduct of the annual review of the Board's effectiveness. In reviewing the Board's composition, the Committee will take into consideration recommendations from the Sustainability Committee with regard to diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a nominee in order to maintain an effective Board.

In identifying suitable candidates for appointment to the Board, the Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board's composition. As part of the annual performance evaluation of the effectiveness of the Board and Board committees, the Committee will consider the balance of skills, experience, independence and knowledge of the incumbent members and the diversity of the Board and its committees. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Responsibilities of Management

Management reviews and assesses its composition on behalf of the Board and recommends the hiring, development, and compensation of new executives and the compensation and promotion of existing executives. Management also oversees the conduct of the annual review of the Management's effectiveness.  Management will take into consideration diversity, inclusion and equity as factors to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of candidates in order to maintain an effective Management. In identifying suitable candidates for Management opportunities or promotion, Management will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in Management's composition. As part of the annual performance evaluation of its effectiveness, Management will consider the balance of skills, experience, independence and knowledge of its executives and the diversity in Management. It is the objective of Management to select the most qualified and highest functioning candidates from diverse backgrounds. Management will report annually to the Board on the diversity of Management.

Disclosure

The Company will publish this Policy Statement on its website and in its management information circular together with:

a)  a summary of the measures taken or proposed to ensure the effective implementation of this Policy;

b)  how the Committee measures the effectiveness of this Policy;

c)  how the Committee and Management consider the level of representation of diversity of people on the Board and in Management when identifying candidates or when promoting executives; and

d)  the number and proportion (as a percentage) of women directors on the Board and women executives in Management, respectively.

Policy Review

The Committee will review this Policy annually, or earlier if it determines necessary, which review will include an assessment of the effectiveness of this Policy.

ENVIRONMENTAL POLICY

The Company strives to be an exemplary leader in environmental management. We intend to meet or surpass existing regulatory standards and minimize undesirable impacts on the environment to the extent possible. To meet this objective, we will:

  At a minimum, meet all regulatory requirements;
  Recognize environmental management as an important corporate priority and integrate environmental considerations into all mine exploration, development, operational and closure planning;
  Assess the potential environmental risks of project design so that effective preventive measures can be established;
  Use industry leading practices and technologies that are aimed to improve environmental performance intended to enhance quality of water, air, vegetation and wildlife;
  Continuously improve the efficient use of resources, processes and materials;
  Participate in recycling programs to the extent possible and commercially feasible;
  Optimize the use of resources to ensure the conservation of natural resources and consumer goods such as energy;
  Require contractors and suppliers to provide operational guidelines and procedures which meet their environmental responsibilities, as part of the bid and procurement process;
  Consider environmental guidelines when purchasing equipment and materials;
  Communicate environmental information to our employees including changes and potential changes to environmental regulations as well as technological developments that may mitigate impacts;
  Develop guidelines for training and education of employees;
  Work with government agencies, the public, Treaty Nations, First Nations and stakeholders to develop open communications for a shared understanding of the Company's environmental protection programs and responsibilities;
  To the extent that is practical and commercially reasonable, work to remediate disturbed ecosystems to enable them to revert to their original state or an alternative sustainable state which optimizes biodiversity and benefits to the wider community.

It is the responsibility of every employee of Seabridge to carry out their daily activities in accordance with this Environmental Policy.

HEALTH AND SAFETY POLICY

At Seabridge, we are committed to achieving the highest standards of safety and health for all of our business activities. The health and safety of all employees and contractors is of the utmost priority to the Company's management. Training programs, safe work procedures and operational standards must be enforced at all of our projects to ensure that all work is undertaken in a safe manner with minimal risk to employees.

Health and Safety Policy Guidelines

The Company is responsible for providing and maintaining a safe and healthy work environment for all persons engaged on all Company worksites. The management team is required to provide active leadership and support for occupational health, safety, fire protection and loss control. The Company and its employees and subcontractors are responsible for complying fully with all health and safety standards and regulations including worksite inspections and accident/incident investigations.

These policy objectives will be achieved by:

  Meaningful involvement and participation of all employees;

  The provision of safe and appropriate equipment and conditions at the forefront of daily operations;

  The right for an employee to refuse to perform dangerous or unsafe work;

  Training employees to carry out their jobs safely and productively. No employee will be permitted to commence a job without the requisite training;

  Investigate the causes of accidents and incidents and developing effective and immediate preventative and remedial action;

  The development, maintenance and review of practices and procedures;

  Emergency preparedness to minimize losses or injury arising from an incident or unforeseen event;

  The monitoring, reporting and evaluation of our Health and Safety Performance;

  Promoting the Health and Safety Policy as a way of life in all aspects of our project work sites and in family and local community.

All personnel are also responsible for their own safety by complying with legislative, industry and Company standards. Our commitment is to safety first.

WHISTLEBLOWER POLICY

1. Introduction

Seabridge is committed to maintaining the highest standards of business conduct and ethics, as well as full compliance with all applicable government laws, rules and regulations, corporate reporting and disclosure, accounting practices, accounting controls, auditing practices and other matters relating to accounting, auditing or financial reporting.

Pursuant to its charter, the Audit Committee (the "Committee") of the Board of Directors of the Company is responsible for ensuring that a confidential and anonymous process exists whereby persons can report any concerns ("Finance Reporting Concerns") regarding questionable accounting or auditing matters relating to the Company and its subsidiaries. In order to carry out its responsibilities under its charter, the Committee has adopted this Whistleblower Policy (the "Policy").

For the purpose of this Policy, Financial Reporting Concerns is intended to be broad and comprehensive and to include any accounting or auditing matter which, in the view of the complainant, is illegal, unethical, contrary to the policies of the Company, in some other manner not right or proper or just questionable. Examples would include:

(a) Violation of any applicable law, rule or regulation that relates to corporate reporting and disclosure;

(b) Violation of the Company's Code of Business Ethics;

(c) Fraud, deliberate error, deliberate obfuscation or questionable characterization or accounting treatment in the preparation, evaluation, review or audit of any financial statement of the Company or any of its subsidiaries;

(d) Fraud, deliberate error, deliberate obfuscation or questionable characterization or accounting treatment in the recording and maintaining of financial records of the Company or any of its subsidiaries;

(e) Deficiencies in or non-compliance with the Company or any of its subsidiaries' internal policies and controls;

(f) Misrepresentations or false statements by or to a Director, Officer or employee of the Company or any of its subsidiaries respecting a matter contained in the financial records, reports or audit reports; and

(g) Deviation from full and fair reporting of the Company's consolidated financial condition.

2. Communication of the Policy

To ensure that all Directors, Officers, employees, consultants and contractors of the Company are aware of the Policy, a copy of the Policy will be distributed to all Directors, Officers, and employees, or alternatively they will be advised that the Policy is available on the Company's website for their review. All Directors, Officers, and employees will be informed whenever significant changes are made. New Directors, Officers, and employees will be provided with a copy of this Policy and will be advised of its importance.

3. Reporting Alleged Violations or Complaints

3. 1 Reporting Concerns

 Any person with a Financial Reporting Concern relating to the Company or any subsidiary of the Company may submit their concern to the Chairman of the Audit Committee of the Company in writing, by telephone or e-mail as follows:

(a) In Writing:

The Chairman of the Audit Committee

Mr. Richard C. Kraus

6015 S Chester Way

Greenwood Village, CO 80111

U.S.A.

(b) By Telephone: (303) 324-3725

(c) By E-Mail: richardkraus@msn.com

 In addition to the procedure set out above, any person with a Financial Reporting Concern relating to the Company or any subsidiary of the Company who is uncomfortable with submitting the concern directly to the Chairman of the Audit Committee may submit their concern to the individual designated below, or such other individual as the Company may designate from time to time (the "Designated Individual"), in writing by telephone or e-mail as follows:

(a) In Writing:

Chairman of the Corporate Governance and Nominating Committee

 Mr. John Sabine

 2095 Lake Shore Blvd. W., #317

 Toronto, ON M5X 1A4

(b) By Telephone: (416) 418-8959

(c) By E-mail: johnsabine@rogers.com

3. 2 Anonymity and Confidentiality

All submissions to the Chairman of the Audit Committee or the Designated Individual may be made and will be treated on a confidential and anonymous basis, save and except that:

(a) All submissions regarding Financial Reporting Concerns referred to in Section 1(a) and (b) must identify the person making the submission; and

(b) The Designated Individual will forward a copy of any submission received to the Board of Directors and the submission will be dealt with in accordance with the provisions of Section 5 below.

4. No Adverse Consequences

A submission regarding a Financial Reporting Concern may be made by an Officer or employee of the Company without fear of dismissal, disciplinary action, retaliation or reprisal of any kind, including reprisals as defined in Section 121.5(2) of the Ontario Securities Act ("Act"). The Company will not discharge, discipline, demote, suspend, threaten or in any manner discriminate against any person who submits in good faith a Financial Reporting Concern or provides assistance to the Audit Committee, management or any other person or group, including any governmental, regulatory or law enforcement body, investigating a Financial Reporting Concern. The Company will not enter into any contracts with employees which include terms that would be void under Section 121.5(3) of the Act.

5. Treatment of Financial Reporting Concern Submissions

Financial Reporting Concerns will be reviewed as soon as possible by the Audit Committee with the assistance and direction of whomever the Audit Committee thinks appropriate including, but not limited to, external legal counsel and the Audit Committee shall implement such corrective measures to do such things in an expeditious manner as it deems necessary or appropriate to address the Financial Reporting Concern.

Where possible and when determined to be appropriate by the Audit Committee notice of any such corrective measures will be given to the person who submitted the Financial Reporting Concern.

6. Retention of Records

The Audit Committee shall retain all records relating to any Financial Reporting Concern or report of a retaliatory act and to the investigation of any such report for a period judged to be appropriate based upon the merits of the submission. The types of records to be retained by the Audit Committee shall include records of all steps taken in connection with the investigation and the results of any such investigation.

7. Review of Policy

The Committee will review and evaluate this Policy on an annual basis to determine whether the Policy is effective in providing a confidential and anonymous procedure to report violations or complaints regarding Financial Reporting Concerns.

8. Queries

If you have any questions about how this Policy should be followed in a particular case, please contact the Chairman of the Audit Committee or the Chairman of the Corporate Governance and Nominating Committee (see paragraph 3.1).

9. Publication of the Policy on the Website

This policy will be posted on the Company's website at https://www.seabridgegold.com/company/governance.

APPENDIX A

Examples of Information That May Be Material

(Reproduced from National Policy 51-201)

Changes in Corporate Structure

  changes in share ownership that may affect control of the company major reorganizations, amalgamations, or mergers
  take-over bids, issuer bids, or insider bids

Changes in Capital Structure

  the public or private sale of additional securities
  planned repurchases or redemptions of securities
  planned splits of common shares or offerings of warrants or rights to buy shares any share consolidation, share exchange, or stock dividend changes in a company's dividend payments or policies
  the possible initiation of a proxy fight
  material modifications to the rights of security holders

Changes in Financial Results

  a significant increase or decrease in near-term earnings prospects unexpected changes in the financial results for any period shifts in financial circumstances such as cash flow reductions, major asset write-offs or write-downs changes in the value or composition of the company's assets any material change in the company's accounting policy

Changes in Business and Operations

  any development that affects the company's resources, technology, products or markets a significant change in capital investment plans or corporate objectives major labour disputes or disputes with major contractors or suppliers significant new contracts, products, patents, or services or significant losses or contracts or business significant discoveries by resources companies
  changes to the board of directors or executive management, including the departure of the company's CEO, CFO, COO or president (or persons in equivalent positions)
  the commencement of, or developments in, material legal proceedings or regulatory matters waivers of corporate ethics and conduct rules for officers, directors and other key employees any notice that reliance on a prior audit is no longer permissible de-listing of the company's securities or their movement from one quotation system or exchange to another

Acquisitions and Dispositions

  significant acquisitions or dispositions of assets, property or joint venture interests acquisitions of other companies, including a take-over bid for, or merger with, another company

Changes in Credit Arrangements

  the borrowing or lending of a significant amount of money
  any mortgaging or encumbering of the company's assets
  defaults under debt obligations, agreements to restructure debt, or planning enforcement procedures by a bank or any other creditors changes in rating agency decisions
  significant new credit arrangements